                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________



                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                               (Amendment No.  )



                            SFX Broadcasting, Inc.
                         ----------------------------
                               (Name of Issuer)



                     Class A Common Stock, $0.01 par value
                    --------------------------------------
                        (Title of Class of Securities)



                                   784174104
                                ---------------
                                (CUSIP Number)



                             Andrew S. Paul, Esq.
                       c/o Tudor Investment Corporation
                        One Liberty Plaza (51st Floor)
                           New York, New York  10006
                                (212) 602-6700
                          ---------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                               February 10, 1998
                               -----------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
CUSIP NO. 784174104
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor Investment Corporation
        TIN: 22-2514825
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [X ]
-----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
----------------------------------------------------
                7     SOLE VOTING POWER
  NUMBER OF           0
  SHARES        -----------------------------------
BENEFICIALLY    8     SHARED VOTING POWER
  OWNED BY            488,500
  EACH          -----------------------------------
 REPORTING      9     SOLE DISPOSITIVE POWER
  PERSON              0
  WITH          -----------------------------------
                10    SHARED DISPOSITIVE POWER
                      488,500
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                      488,500
-----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                            [  ]
-----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      5.6%
-----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 784174104
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Paul Tudor Jones, II
        TIN:
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                       [  ]
----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
----------------------------------------------------------------
                            7     SOLE VOTING POWER
  NUMBER OF                       0
    SHARES                  -----------------------------------
BENEFICIALLY                8     SHARED VOTING POWER
  OWNED BY                        532,800
    EACH                    -----------------------------------
 REPORTING                  9     SOLE DISPOSITIVE POWER
   PERSON                         0
    WITH                    -----------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  532,800
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                  532,800
-----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                      [  ]
-----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                  6.1%
-----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
-----------------------------------------------------------------

--------------------
CUSIP NO. 784174104
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Raptor Global Fund Ltd.
        TIN:  n/a
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                      [  ]
------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             0
    SHARES        -----------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              221,700
    EACH          -----------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          -----------------------------------
                  10    SHARED DISPOSITIVE POWER
                        221,700
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                        221,700
-----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                     [  ]
-----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        2.5%
-----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 784174104
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Raptor Global Fund L.P.
        TIN: 13-3735415
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
-----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-----------------------------------------------------------------
                7     SOLE VOTING POWER
  NUMBER OF           0
  SHARES        -----------------------------------
BENEFICIALLY    8     SHARED VOTING POWER
  OWNED BY            74,000
  EACH          -----------------------------------
 REPORTING      9     SOLE DISPOSITIVE POWER
  PERSON              0
  WITH          -----------------------------------
                10    SHARED DISPOSITIVE POWER
                      74,000
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                      74,000
-----------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
                                                      [  ]
-----------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.8%
-----------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
-----------------------------------------------------------------

--------------------
CUSIP NO. 784174104
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor Arbitrage Partners L.P.
        TIN:  13-3496979
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [  ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                7    SOLE VOTING POWER
  NUMBER OF          0
  SHARES        -----------------------------------
BENEFICIALLY    8    SHARED VOTING POWER
  OWNED BY           44,300
   EACH         -----------------------------------
 REPORTING      9    SOLE DISPOSITIVE POWER
  PERSON             0
   WITH         -----------------------------------
                10   SHARED DISPOSITIVE POWER
                     44,300
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                     44,300
-----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                          [  ]
-----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     0.5%
-----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
-----------------------------------------------------------------

--------------------
CUSIP NO. 784174104
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor Global Trading LLC
        TIN:  13-3862744
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                               (a)  [  ]
                                               (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
-----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
----------------------------------------------------
                7     SOLE VOTING POWER
  NUMBER OF           0
  SHARES        -----------------------------------
BENEFICIALLY    8     SHARED VOTING POWER
  OWNED BY            44,300
  EACH          -----------------------------------
 REPORTING      9     SOLE DISPOSITIVE POWER
  PERSON              0
  WITH          -----------------------------------
                10    SHARED DISPOSITIVE POWER
                      44,300
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                      44,300
-----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                  [  ]
-----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.5%
-----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
-----------------------------------------------------------------

--------------------
CUSIP NO. 784174104
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor BVI Futures, Ltd.
        TIN: n/a
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [  ]
                                                   (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
--------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        British Virgin Islands
--------------------------------------------------------------
                          7     SOLE VOTING POWER
  NUMBER OF                     0
    SHARES                -----------------------------------
BENEFICIALLY              8     SHARED VOTING POWER
  OWNED BY                      151,800
    EACH                  -----------------------------------
 REPORTING                9     SOLE DISPOSITIVE POWER
   PERSON                       0
    WITH                  -----------------------------------
                          10    SHARED DISPOSITIVE POWER
                                151,800
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                                151,800
-----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                    [  ]
-----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                1.7%
-----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 784174104
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        The Upper Mill Capital Appreciation Fund Ltd.
        TIN: n/a
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                 (a)  [  ]
                                                 (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                     [  ]
-----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
-----------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             0
    SHARES        -----------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              41,000
    EACH          -----------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          -----------------------------------
                  10    SHARED DISPOSITIVE POWER
                        41,000
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                        41,000
-----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        [  ]
-----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0.5%
-----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
-----------------------------------------------------------------

Item 1.  Security and Issuer
         -------------------

  This Schedule 13D, dated February 19, 1998, relates to the class A common stock, $0.01 par value per share ("Common Stock"), of SFX Broadcasting, Inc., a Delaware corporation (the "Company"), and is filed by Tudor Investment Corporation, a Delaware corporation ("TIC"), Paul Tudor Jones, II, a natural person and a citizen of the United States ("Mr. Jones"), The Raptor Global Fund Ltd., a company organized under the laws of the Cayman Islands ("Raptor Ltd."), The Raptor Global Fund L.P., a Delaware limited partnership ("Raptor L.P."), Tudor Arbitrage Partners L.P., a Delaware limited partnership ("TAP"), Tudor Global Trading LLC, a Delaware limited liability company ("TGT"), Tudor BVI Futures, Ltd., a corporation organized under the laws of the British Virgin Islands ("Tudor BVI"), and The Upper Mill Capital Appreciation Fund Ltd., a corporation organized under the laws of the Cayman Islands ("Upper Mill" and collectively with TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, TGT, and Tudor BVI, the "Reporting Persons").* The summaries of information on schedules attached hereto are qualified in their entirety by reference to such schedules, which are incorporated by reference herein.

  The Company's principal executive offices are located at 150 East 58th Street, New York, NY 10155.


Item 2.  Identity and Background.
         -----------------------
  The Reporting Persons are TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, TGT, Tudor BVI and Upper Mill. The business address of each of TIC, Mr. Jones, Raptor L.P., TAP and TGT is c/o Tudor Investment Corporation, 600 Steamboat Road, Greenwich, Connecticut 06830. The business address of each of Raptor Ltd., Tudor BVI and Upper Mill is c/o Curacao International Trust Company N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles.

  TIC is an international money management firm that provides investment advice to Raptor Ltd., Raptor L.P., Tudor BVI and Upper Mill, among others. TIC is also the sole general partner of Raptor L.P.

  Mr. Jones' principal employment is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.

  Each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI and Upper Mill is an investment fund which principally invests in

-------------------------------
* For purposes of this Statement on Schedule 13D the Reporting Persons have filed as a "group". Nevertheless, the Reporting Persons hereby disclaim that they are members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

  TGT is the sole general partner of TAP.

  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TGT, Raptor Ltd., Tudor BVI or Upper Mill is set forth on Schedule I hereto and is incorporated by reference herein.

  During the last five years, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on
Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or any person listed on Schedule I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law, except as follows:

  On September 12, 1996, TIC settled a proceeding with the Securities and Exchange Commission (the "SEC") relating to alleged violations of the "uptick rule" in connection with certain sales of stock over a two day period in March 1994. Without admitting or denying the SEC's findings, TIC paid a civil penalty of $800,000, and agreed not to violate the uptick rule in the future.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------
  The shares of Common Stock beneficially owned by each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI and Upper Mill were acquired in open market purchases for cash. The sources of the funds used to purchase the shares of Common Stock by each of the Reporting Persons were (i) capital contributions to such Reporting Person,(ii) the proceeds of transactions with respect to prior investments held by such Reporting Persons and (iii) cash borrowed pursuant to margin loans with Morgan Stanley & Co. Incorporated, which margin loans are secured by all of the shares of Common Stock.

Item 4.  Purpose of Transaction.
         ----------------------
  Each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI and Upper Mill initially acquired the Common Stock beneficially owned by such Reporting Person for investment purposes. Each of such Reporting Persons intends to continue to evaluate their respective investments in Common Stock based on the Company's financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional shares of Common Stock, (ii) dispose of Common Stock, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. There can be no assurance that any Reporting Person will increase or decrease its investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

  Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
  Attached hereto as Schedule II is a list of the transactions by each of the Reporting Persons in Common Stock within the past sixty days.

  Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P., Tudor BVI and Upper Mill, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. TGT, as the sole general partner of TAP, may be deemed to beneficially own the shares of Common Stock owned by TAP. In addition, because Mr. Jones owns a majority of the capital stock and voting securities of TIC and indirectly owns a majority of the equity interests in TGT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC and TGT.

  Based on information provided by the Company that there were 8,777,682 shares of Common Stock issued and outstanding as of February 9, 1998, each Reporting Person beneficially owns (or, with respect to TIC, Mr. Jones and TGT, may be deemed to beneficially own) the number and percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith for such Reporting Person. In addition, the number of shares of Common Stock beneficially owned (or, with respect to TIC, Mr. Jones and TGT, which may be deemed beneficially owned) by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith for such Reporting Person. The voting and dispositive power is reported as shared because each of Raptor Ltd., Raptor L.P., Tudor BVI and Upper Mill has the power to remove TIC as its investment advisor or general partner and because TAP has the power to remove TGT as its general partner. Each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI and Upper Mill expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by any other such Reporting Person and each of TIC, Mr. Jones and TGT disclaim beneficial ownership of the Common Stock beneficially owned by Raptor Ltd., Raptor L.P., TAP, Tudor BVI, Upper Mill and, in the case of Mr. Jones, TIC and TGT.


Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities
         of the Issuer
         -------------------------------------------


         None.



Item 7.  Material to Be Filed as Exhibits
         --------------------------------


         None.

 SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  February 19, 1998



                            TUDOR INVESTMENT CORPORATION



                            By:   \s\ Andrew S. Paul
                                --------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                               \s\ Paul Tudor Jones, II
                            ---------------------------
                            Paul Tudor Jones, II



                            THE RAPTOR GLOBAL FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor


                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            THE RAPTOR GLOBAL FUND L.P.

                            By: TUDOR INVESTMENT CORPORATION,
                                  General Partner



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                            TUDOR ARBITRAGE PARTNERS L.P.

                            By: TUDOR GLOBAL TRADING LLC,
                                  General Partner



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            TUDOR GLOBAL TRADING LLC



                            By:   \s\ Andrew S. Paul
                                --------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                            TUDOR BVI FUTURES, LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            THE UPPER MILL CAPITAL
                              APPRECIATION FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Sub-Investment Manager



                                By:   \s\ Andrew S. Paul
                                    --------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                                                            Schedule I

                       EXECUTIVE OFFICERS AND DIRECTORS
                           OF THE REPORTING PERSONS


I.  TIC


  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D,
(iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.



                        Principal Occupation/
Name                    Business Address
----                    ----------------

Paul Tudor Jones, II*   Chairman of the Board of Directors, Chief Executive
                        Officer of TIC.

Mark F. Dalton          Director, President and Chief Operating Officer of TIC.

James J. Pallotta       Director and Vice President of TIC.

David E. Allanson       Director of TIC.  Mr. Allanson trades in securities and
Citizen of United       other financial instruments for Tudor Proprietary
Kingdom                 Trading, L.L.C. and certain investment funds advised by
                        Tudor Capital (U.K.), L.P., both of which are located at The Upper Mill, Kingston Road, Ewell, Surrey KT17 2AF,
                        England.

Andrew S. Paul          Director, Vice President, General Counsel and Corporate
                        Secretary of TIC.

Richard L. Fisher       Director of TIC.  Mr. Fisher is Vice President of
                        Investments and Acquisitions and a Managing Director of Dunavant Enterprises, Inc., 3797 Getwell Road, Memphis,
                        TN  38118.

Mark Pickard            Director, Vice President and Chief Financial Officer of
                        TIC.

Robert P. Forlenza      Director and Vice President of TIC.


--------------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

II.  RAPTOR LTD.

  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor Ltd. is set forth below. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.



                        Principal Occupation/
Name                    Business Address
----                    ----------------


Inter Caribbean         Director of Raptor Ltd.  The principal place of
  Services Ltd.         business of Inter Caribbean Services Ltd. is c/o
Incorporated in         Curacao International Trust Company N.V. ("CITCO"),
   British Virgin       Kaya Flamboyan 9, Curacao, Netherlands Antilles.
   Islands

Bernard A. Loze         Director of Raptor Ltd.  Chairman and Chief Executive
Citizen of France       Officer of Loze et Associe, 43, Avenue Marceau, Paris
                        75116, France, which is a consulting firm that provides financial and investment advice to international clients.

Arpad A. Busson         Director of Raptor Ltd.  Chairman of European
Citizen of France       Investment Managers, c/o Harney, Westwood & Riegels,
                        P.O. Box 71, Road Town, Tortola, British Virgin Islands, which is a consulting and money management firm.

Jean-Pierre Jacquemoud  Director of Raptor Ltd.  Attorney,
Citizen of Switzerland  Jacquemoud & Stanislas, 2, rue Bellow, Geneva 1206,
                        Switzerland.

III.  TUDOR GLOBAL TRADING LLC

  The name and present principal occupation or employment of each executive officer of TGT is set forth below. Each of such persons holds identical titles for TIC and TGT. The business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, each such person is a citizen of the United States and to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                   Principal Occupation
----                   --------------------

Paul Tudor Jones, II*  Chairman of the Board of Directors, Chief Executive
                       Officer of TIC.

Mark F. Dalton         Director, President and Chief Operating Officer of TIC.


James J. Pallotta      Director and Vice President of TIC.


Andrew S. Paul         Director, Vice President, General Counsel and Corporate
                       Secretary of TIC.


Mark Pickard           Director, Vice President and Chief Financial Officer of
                       TIC.


Robert P. Forlenza     Director and Vice President of TIC.





--------------------------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of common stock.

IV.  TUDOR BVI

  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                        Principal Occupation/
Name                    Business Address
----                    -------------------------------

Inter Caribbean         Director of Tudor BVI.  See information under Raptor
Services Ltd.           Ltd.


David P. d'Abrumenil    Director of Tudor BVI.  Chairman,
Citizen of United       Lionspring Enterprises Limited,
Kingdom                 36 John Street, London WC1N 2AT, England, which is a
                        financial consulting firm.


Jean-Pierre Jacquemoud  Director of Tudor BVI.  See information under Raptor
                        Ltd.


Bernard A. Loze         Director of Tudor BVI.  See information under Raptor
                        Ltd.


Arpad A. Busson         Director of Tudor BVI.  See information under Raptor
                        Ltd.


Karl-Erbo G. Kageneck   Director of Tudor BVI. Attorney,
Citizen of Germany      TMW/AG, Wittelsbacher Platz 1, Munich Germany 80333

V.  UPPER MILL

  The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Upper Mill is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.

                        Principal Occupation/
Name                    Business Address
----                    -------------------------------

Inter Caribbean         Director of Upper Mill.  See information
Services Ltd.           under Raptor Ltd.


Jean-Pierre Jacquemoud  Director of Upper Mill.  See information under Raptor
                        Ltd.


Arpad A. Busson         Director of Upper Mill.  See information under Raptor
                        Ltd.


Karl-Erbo G. Kageneck   Director of Upper Mill. See information under Tudor BVI.


Anthony J. Stocks       Director of Upper Mill.  Managing Director Curacao
Citizen of United       International Trust Company N.V., Kaya Flamboyan 9,
 Kingdom                Curacao, Netherlands Antilles, which provides
                        administrative and other services to investment funds.

                                                                     Schedule II

                                TRANSACTIONS

  All shares of Common Stock were acquired in connection with the Exchange.

Tudor BVI
-----------

Date         Transaction             # Shares          $/Share
----         -----------             --------          -------
1/29/98      Purchase                38,500            $85.4375
1/29/98      Purchase                300               $84.7500
1/29/98      Purchase                3,200             $85.7500
1/30/98      Purchase                300               $86.0000
1/30/98      Purchase                1,600             $86.1250
2/3/98       Purchase                3,700             $88.0769
2/3/98       Purchase                7,100             $88.2500
2/3/98       Purchase                13,600            $88.0988
2/4/98       Purchase                6,600             $88.2565
2/5/98       Purchase                28,500            $88.4375
2/5/98       Purchase                2,800             $88.5000
2/6/98       Purchase                7,100             $89.0625
2/6/98       Purchase                4,300             $89.1667
2/9/98       Purchase                400               $88.8750
2/9/98       Purchase                2,500             $88.9375
2/10/98      Purchase                2,900             $87.9375
2/10/98      Purchase                17,100            $87.9479
2/11/98      Purchase                11,300            $89.4375

             Total Common Stock beneficially owned as of
              the date of this Schedule 13D: 151,800


Raptor L.P.
-----------

Date         Transaction             # Shares          $/Share
----         -----------             ---------         -------
1/29/98      Purchase                18,800            $85.4375
1/29/98      Purchase                100               $84.7500
1/29/98      Purchase                1,600             $85.7500
1/30/98      Purchase                200               $86.0000
1/30/98      Purchase                800               $86.1250
2/3/98       Purchase                1,800             $88.0769
2/3/98       Purchase                3,500             $88.2500
2/3/98       Purchase                6,500             $88.0988
2/4/98       Purchase                3,200             $88.2565
2/5/98       Purchase                13,900            $88.4375
2/5/98       Purchase                1,400             $88.5000
2/6/98       Purchase                3,500             $89.0625
2/6/98       Purchase                2,100             $89.1667
2/9/98       Purchase                100               $88.8750
2/9/98       Purchase                1,200             $88.9375
2/10/98      Purchase                1,400             $87.9375
2/10/98      Purchase                8,300             $87.9479
2/11/98      Purchase                5,600             $89.4375

             Total Common Stock beneficially owned as of the date of this Schedule 13D: 74,000

TAP
-----------

Date         Transaction             # Shares          $/Share
----         -----------             --------          -------
1/29/98      Purchase                6,500             $85.4375
1/29/98      Purchase                100               $84.7500
1/29/98      Purchase                500               $85.7500
1/30/98      Purchase                100               $86.0000
1/30/98      Purchase                300               $86.1250
2/2/98       Purchase                4,000             $87.2583
2/3/98       Purchase                1,100             $88.0769
2/3/98       Purchase                2,100             $88.2500
2/3/98       Purchase                5,300             $88.0988
2/4/98       Purchase                1,900             $88.2565
2/5/98       Purchase                8,300             $88.4375
2/5/98       Purchase                900               $88.5000
2/6/98       Purchase                2,100             $89.0625
2/6/98       Purchase                1,200             $89.1667
2/9/98       Purchase                700               $88.9375
2/10/98      Purchase                900               $87.9375
2/10/98      Purchase                5,000             $87.9479
2/11/98      Purchase                3,300             $89.4375

                  Total Common Stock beneficially owned as of
                     the date of this Schedule 13D: 44,300



Raptor Ltd.
-----------

Date         Transaction             # Shares          $/Share
----         -----------             --------          -------
1/29/98      Purchase                56,200            $85.4375
1/29/98      Purchase                500               $84.7500
1/29/98      Purchase                4,700             $85.7500
1/30/98      Purchase                400               $86.0000
1/30/98      Purchase                2,300             $86.1250
2/3/98       Purchase                5,400             $88.0769
2/3/98       Purchase                10,400            $88.2500
2/3/98       Purchase                20,100            $88.0988
2/4/98       Purchase                9,600             $88.2565
2/5/98       Purchase                41,600            $88.4375
2/5/98       Purchase                4,100             $88.5000
2/6/98       Purchase                10,400            $89.0625
2/6/98       Purchase                6,200             $89.1667
2/9/98       Purchase                400               $88.8750
2/9/98       Purchase                3,600             $88.9375
2/10/98      Purchase                4,000             $87.9375
2/10/98      Purchase                25,000            $87.9479
2/11/98      Purchase                16,800            $89.4375

             Total Common Stock beneficially owned as of the date of this Schedule 13D: 221,700

Upper Mill
-----------

Date         Transaction             # Shares          $/Share
----         -----------             --------          -------
2/2/98       Purchase                11,000            $87.2583
2/3/98       Purchase                1,000             $88.0769
2/3/98       Purchase                1,900             $88.2500
2/3/98       Purchase                4,500             $88.0988
2/4/98       Purchase                1,800             $88.2565
2/5/98       Purchase                7,700             $88.4375
2/5/98       Purchase                800               $88.5000
2/6/98       Purchase                1,900             $89.0625
2/6/98       Purchase                1,200             $89.1667
2/9/98       Purchase                100               $88.8750
2/9/98       Purchase                700               $88.9375
2/10/98      Purchase                800               $87.9375
2/10/98      Purchase                4,600             $87.9479
2/11/98      Purchase                3,000             $89.4375

                  Total Common Stock beneficially owned as of
                     the date of this Schedule 13D: 41,000